Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

SES Unveils World’s First 100 Plus Ah Li-Metal Battery, Announces New Gigafactory at First SES Battery World

107 Ah Li-Metal battery marks a major milestone in demonstrating commercial readiness of Li-Metal battery technology for EV market

November 03, 2021 12:18 PM Eastern Daylight Time

Apollo™ is a 107 Ah Li-Metal battery that is the largest in the world. (Photo: Business Wire)

BOSTON--(BUSINESS WIRE)--SES (formerly known as SolidEnergy Systems), a global leader in the development and initial production of high-performance hybrid lithium-metal (Li-Metal) rechargeable batteries for electric vehicles (EVs) and other applications, today announced Apollo™, a 107 Ah Li-Metal battery that is the largest in the world and a breakthrough for the automotive industry. This is also the world’s first 100 plus Ah Li-Metal battery ever demonstrated. SES also announced the largest Li-Metal facility in the world – the Shanghai Giga, a new 300,000 square-foot facility being built in Shanghai, China and scheduled for completion in 2023.

The announcements were made at SES Battery World, the company’s inaugural Battery World virtual event taking place in the United States on November 3 and in South Korea and China on November 4.

In July 2021, SES announced plans to list on the New York Stock Exchange (NYSE) through a merger with Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) (“Ivanhoe Capital”). Upon the closing of the transaction, the combined company will be listed on the NYSE under the new ticker symbol “SES.”

Apollo™ can deliver 107 Ah, weighs only 0.982 kg, and has an energy density of 417 Wh/kg and 935 Wh/L. Apollo™ also demonstrated similarly high capacity and energy density when tested at C/10 (10 hour discharge), C/3 (3 hour discharge), and 1C (1 hour discharge) at room temperature.

“There’s a race among leading global carmakers and next generation battery suppliers to develop and demonstrate the world’s first 100 Ah Li-Metal battery. Today we did it. We will continue to work with our OEM partners to optimize this battery and bring it to commercial production. We are confident that we and our OEM partners will win this race, and be the first to commercialize this next generation Li-Metal battery,” said Dr. Qichao Hu, founder and CEO, SES (formerly known as SolidEnergy Systems). “These batteries will need to go through further testing and optimization, but we are very excited about the performance that they have shown. Batteries need to be capable of delivering high energy density over a wide range of temperature and power density. A car needs to work in hot and cold environments and perform seamlessly when driven fast or slowly. Solid state batteries can never achieve this performance at the level of our hybrid Li-Metal batteries.”

SES also introduced its 3 parallel development tracks: Hermes™ (platform for material development), Apollo™ (engineering capability for large automotive cells), and Avatar™ (AI-powered safety software to monitor battery health).

SES is working with GM and Hyundai to deliver practical automotive A samples next year, and aim to start commercialization of Li-Metal batteries in 2025. SES is the only company that has entered into automotive A-sample joint development with automakers for Li-Metal batteries.

Expanding for Future Growth

Dr. Hu also unveiled an aerial image of SES’s new Shanghai Giga. Scheduled for completion in 2023, the Shanghai Giga will be a 300,000 square-foot facility located in the “auto city” Jiading, Shanghai, capable of producing 1 GWh of Li-Metal batteries annually, by far the largest Li-Metal facility on the planet.

“The industry doesn’t need another battery breakthrough. What the world needs is someone who can take a battery breakthrough and make it work, truly, practically and completely, and then scale it up into hundreds of thousands and millions of vehicles. That’s what we’re here to do,” said Hu.

“Of all the public claims of new battery technologies, SES is the first which I am aware of to achieve large cell format Lithium metal anodes,” said Bob Galyen, Owner of Galyen Energy LLC and Former CTO of CATL. “With SES’s unique electrolyte-salt combination they have created a cell which has superior safety, impressive performance, achieved respectable life and utilizes nearly the same manufacturing processes as used by the Lithium-Ion manufacturers today.”

“We looked at a wide array of battery companies and SES has by far the most advanced next generation battery technologies and is the closest to commercializing those technologies in electric vehicles,” said Robert Friedland, Chairman and CEO, Ivanhoe Capital Acquisition and Founder and Executive Co-Chairman, Ivanhoe Mines.

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About SES

SES is a global leader in development and initial production of high-performance Li-Metal rechargeable batteries for electric vehicles (EVs) and other applications. Founded in 2012, SES is an integrated Li-Metal battery manufacturer with strong capabilities in material, cell, module, AI-powered safety algorithms and recycling. Formerly known as SolidEnergy Systems, SES is headquartered in Singapore and has operations in Boston, Shanghai and Seoul.

About Ivanhoe Capital Acquisition Corp.

Ivanhoe Capital Acquisition Corp. (NYSE: IVAN) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Ivanhoe was formed to seek a target in industries related to the paradigm shift away from fossil fuels towards the electrification of industry and society.

Forward-looking statements

All statements other than statements of historical facts contained in this press release are “forward-looking statements.” Forward-looking statements can generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the development and commercialization of SES’s products, the amount of capital and other benefits to be provided by the transaction, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES’s history of no revenues and net losses; the risk that SES’s joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES’s battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES’s batteries; risks relating to machinery used in the production of SES’s batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES’s intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's annual report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2021, under the heading "Risk Factors," and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this press release. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Additional Information

This press release relates to the proposed business combination between Ivanhoe and SES. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus, and which has not yet been declared effective. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

Participants in the Solicitation

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe’s shareholders in connection with the proposed business combination. You can find information about Ivanhoe’s directors and executive officers and their interest in Ivanhoe can be found in Ivanhoe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Registration Statement on Form S-4 filed with the SEC by Ivanhoe. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

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Contacts

Gaby Lechin
Email: gaby.lechin@bcw-global.com
Office: 720-230-6399

Investors
SESIR@icrinc.com

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